SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

NEXUS TELOCATION SYSTEMS LTD.

1 Korazin Street
Givatayim, 53583
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Nexus Telocation Systems Ltd. Announces Entering into a Term Sheet for the
Raising of Funds for its Subsidiary Pointer (Eden Telecom Group) Ltd.

Givatayim, Israel, September 5, 2004. Nexus Telocation Systems Ltd. (OTC Bulletin Board: NXUS.OB), a leading provider of Stolen Vehicle Retrieval services, announced today, following the announcement of July 27, 2004, that it has entered into a term sheet with a group of investors lead by Gandyr Investments (2004) Ltd., controlled by Dr. Israel Yovel and Mrs. Judith Yovel Recanati, for the raising of funds for Pointer (Eden Telecom Group) Ltd., a subsidiary of Nexus.

The funds of this investment are intended to serve for the purchase of Shagrir activities and assets.

Shagrir is one of the leading companies in Israel in the field of automobile repair services and towing services. Shagrir has approximately 730,000 subscribers throughout Israel and its fleet of vehicles include approximately 130 service cars, mobile garages and towing vehicles.

The investors lead by Gandyr Investments will purchase up to 49.9% of the issued share capital of Pointer. The investment is to be consumed based on the similar valuation of Pointer as was reflected in the transaction, closed in June 2004, under which Nexus purchased Pointer.

The completion of the investment transaction is subject to a due diligence review satisfactory to the investors, the execution of a definitive agreement and obtaining all regulatory approvals required.

Nexus Telocation Systems Ltd. develops, manufactures and markets low energy and cost effective wireless communications and location based information systems through the application of digital spread spectrum technologies deployed in Stolen Vehicle Retrieval applications.

This press release contains forward-looking statements with respect to the business, financial condition and results of operations of Nexus and its affiliates. These forward-looking statements are based on the current expectations of the management of Nexus, only, and are subject to risk and uncertainties relating to changes in technology and market requirements, the company’s concentration on one industry in limited territories, decline in demand for the company’s products and those of its affiliates, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of the company to differ materially from those contemplated in such forward-looking statements. Nexus undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risks and uncertainties affecting the company, reference is made to the company’s reports filed from time to time with the Securities and Exchange Commission.

Contact:
Ronen Stein, V.P. and Chief Financial Officer
Tel.; 972-3-572 3111
e-mail: ronens@nexus.co.il

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEXUS TELOCATION SYSTEMS LTD. BY: /S/ Arik Avni —————————————— Arik Avni CEO

Date: September 6, 2004